ZALDIVA, INC.

                           CODE OF CONDUCT
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Introduction.
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          This Code of Conduct (this "Code") is applicable to the (i)
President and Chief Executive Officer; (ii) Chief Financial Officer; (iii) Chief Accounting Officer or Controller; and (iv) other persons performing similar functions (collectively, the "Covered Executives") of Zaldiva, Inc. ("Zaldiva"). As used in this Code, "we", "our" or "us" means Zaldiva, and "you" means a Covered Executive. The Covered Executives hold an important and elevated role in corporate governance, and are uniquely positioned and empowered to ensure that Zaldiva's interests are appropriately balanced, protected and preserved. Zaldiva's Board of Directors (the "Board") has adopted this Code to deter wrongdoing and to promote honest and ethical conduct, proper disclosure of financial information in Zaldiva's periodic reports and compliance with applicable laws, rules and regulations by Zaldiva's senior officers who have financial responsibilities.

General obligations.
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          In performing your duties, we expect you to:

          * Conduct yourself honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

          * Refrain from using your position for personal gain or competing directly or indirectly with Zaldiva.

          * Provide, or cause to be provided, full, fair, accurate, timely and understandable disclosures in (i) reports and documents that we file with the Securities and Exchange Commission (the "SEC"); and (ii) other public communications made by us.

          * Comply, and encourage others reporting to you to comply, in all material respects with all applicable rules and regulations of federal, state and local governments, the SEC and other appropriate private and public regulatory agencies.

          * Comply, and encourage others reporting to you to comply, with this Code and all other codes of business conduct or ethics adopted by us from time to time.

          * Promptly report, and encourage others reporting to you to report, any known waiver or violation of this Code to Jeremy van Coller, an independent director of Zaldiva, or a member of the Board.

          This Code is specifically intended to meet the requirements of
Section 406 of the Sarbanes-Oxley Act of 2002 (including any amendments).

Waivers from or Changes to the Code.
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          The Board will have the sole and absolute discretionary authority to approve any changes to this Code and any waivers from this Code. Any waiver from this Code, including an implicit waiver, for a Covered Executive will be promptly disclosed on a Form 8-K or any other means approved by the SEC. Such disclosure will include the nature of the waiver, the name of the Covered Executive to whom the Board granted the waiver and the date of the waiver. Any change to this Code will be promptly disclosed as required by law or regulation of the SEC.

Administration of and Compliance with this Code.
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          Procedures for Raising Concerns. You are expected to comply with this Code and to report any possible violation of this Code, so that it can be investigated and evaluated. Concerns may be presented in person or in writing to Jeremy van Coller, an independent director, or a member of the Board. Concerns may be reported on a confidential and anonymous basis. Written concerns should be addressed to Jeremy van Coller, Independent Director, or a member of the Board at Zaldiva, Inc., Attention: Board of Directors, 2805 East Oakland Park Boulevard, Suite 376, Ft. Lauderdale, Florida 33306, with a copy to Mr. van Coller's personal address of 838 N.W. 45th Street, Pompano Beach, Florida 33064.

          Procedures for Investigating and Resolving Concerns. Reports of possible violations will be forwarded to an independent member of the Board, who may, in his discretion, assume responsibility for evaluating any possible violation and directing or conducting any investigation or may delegate any portion of such responsibility to a committee of the Board or another person or entity. The Board will have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

          After conducting the investigation, the results will be evaluated and the Board will authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. We reserve the right to take whatever action we believe appropriate, up to and including discharge of any Covered Executive determined to have engaged in improper conduct.

          We will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. We will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.